

February 18, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Abacus FCF ETF Trust
Issuer CIK: 0001604813
Issuer File Number: 811-22995/333-198603
Form Type: 8-A12B
Filing Date: February 18, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Abacus FCF Small Cap Leaders ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

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